FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
 (Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG ,
GRAND-DUCHY OF LUXEMBOURG
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Letter Agreement dated as of August 3, 2005 among Quilmes Industrial (Quinsa) Société Anonyme, Beverage Associates (BAC) Corp. and Companhia de Bebidas das Américas-AmBev
2.	Press Release entitled “ AMENDMENT TO EXISTING SHAREHOLDERS AGREEMENT ”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Dated: August 3, 2005	By: /s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla
Title: Chief Executive Officer

Item 1

August 3, 2005

Beverage Associates (BAC) Corp.
Craigmuir Chambers (c/o Harney Westwood & Riegels)
Road Town, Tortola, British Virgin Islands (BVI)
Attention: Christian Baillet

Companhia de Bebidas das Américas–AmBev
Rua Dr Renato Paes de Barros 1017, 4° andar
04530-001 São Paulo, SP, Brazil
Attention: João M. Castro Neves

Quilmes Industrial (Quinsa) Société Anonyme
84, Grand-rue
L-1660 Luxembourg
Grand Duchy of Luxembourg

          -and-

Av Libertador 498 - Piso 26 (1001)
Buenos Aires, Argentina
Attention: Agustin Garcia Mansilla

Ladies and Gentlemen:

     Reference is made to the Shareholders Agreement (the “Shareholders Agreement”) dated as of January 31, 2003 among Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (the “Company”), Companhia de Bebidas das Américas–AmBev, a Brazilian corporation (“AmBev”) and Beverage Associates (BAC) Corp., a British Virgin Islands corporation (“BAC”). Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Shareholders Agreement.

     Notwithstanding any provision in the Shareholders Agreement to the contrary, the Company, BAC and AmBev hereby agree as follows:

1.	Nomination of Independent Directors. (a) Section 4.01 of the Shareholders Agreement is hereby amended and restated in its entirety as follows:

SECTION 4.01. Number of Directors. The number of directors constituting the board of directors of the Company (the "Company Board") and the boards of directors of the subsidiaries of the Company (a "Subsidiary Board" and together with the Company Board, the "Boards" and each, a "Board") shall be fixed from time to time by each Board or the shareholders at a general meeting, as applicable, in accordance with their respective charter documents or bylaws or the applicable law, provided that so long as AmBev and BAC each have the Requisite Percentage the number of directors constituting the Company Board shall be an even number (initially 10; effective June 24, 2005, the number shall be 14), consisting of (x) as long as the Company is required by applicable rules of the U.S. Securities and Exchange Commission or the listing standards of the New York Stock Exchange to have an audit committee composed of independent directors as defined under such rules and standards (the “Independent Directors”), four directors who are Independent Directors nominated in accordance with Section 4.02(c) plus (y) such other directors as are nominated in accordance with Sections 4.02(a) and (b), and subject to Section 4.02(d) (such other directors being referred to herein as the “Designated Directors”).

(b) Section 4.02 of the Shareholders Agreement is hereby amended and restated in its entirety as follows:

SECTION 4.02. Nomination of Directors. The composition of each Board shall be determined in accordance with the following provisions:

     (a) For so long as AmBev and BAC each have the Requisite Percentage, each of AmBev and BAC shall have the right to nominate, in the case of the Company Board, 50% of the Independent Directors and 50% of the Designated Directors constituting the Company Board (and, in each case, their respective alternates) and, in the case of each Subsidiary Board, except as otherwise approved by the Company Board, 50% of the number of directors (and their respective alternates) that BAC, the Company or any of its direct or indirect subsidiaries are entitled to nominate under such subsidiary’s charter documents or bylaws, any existing shareholders agreement or applicable law;

     (b) If either AmBev or BAC has less than the Requisite Percentage, then each of AmBev and BAC shall have the right to nominate, in the case of the Company Board, a number of Designated Directors proportionate to their percentage share of the Voting Interest, determined by multiplying their percentage share of the Voting Interest by the total number of Designated Directors and, in the case of any Subsidiary Board, a number of directors proportionate to their percentage share of the Voting Interest, determined by multiplying their percentage share of the Voting Interest by the total number of directors on the Subsidiary Board (or, if BAC, Quinsa or any of its direct or indirect subsidiaries have the right to nominate fewer than all the directors on a Subsidiary Board, multiplying their percentage share of the Voting Interest by the number of directors that BAC, Quinsa or any of its direct or indirect subsidiaries are entitled to nominate), and, in each case, rounding upward or downward to the nearest whole number (for the avoidance of doubt, if the amount after the decimal point is one-half or greater, the number shall be rounded upwards to the nearest whole number). In the circumstances contemplated in this clause (b), the number of directors constituting each entire Board (or in the case of the Company Board the number of Designated Directors) shall be fixed at such number, subject to the limitations contained in the charter documents or bylaws of the Company or the applicable subsidiary, or any existing shareholders agreement or applicable law, as will result in AmBev’s and BAC’s representation on each Board being as close to proportional as possible;

     (c) For so long as the Company Board is required by applicable rules of the U.S. Securities and Exchange Commission or the listing standards of the New York Stock Exchange to have an audit committee composed of Independent Directors, AmBev and BAC shall each nominate two Independent Directors; and

     (d) Notwithstanding the foregoing, upon the occurrence of the Second Stage Closing Date, all rights of BAC to nominate directors shall terminate immediately, the directors nominated by BAC shall resign effective upon the Second Stage Closing Date and, as promptly as practicable thereafter, including by means of calling a shareholders' meeting, each Board shall be reconstituted to include only directors nominated or approved by AmBev, subject to the rights of any other shareholders under any subsidiary's charter or bylaws or any existing shareholders agreement to nominate directors.

2.	Formation of Audit Committee. Section 4.04 of the Shareholders Agreement is hereby amended by adding the following sentence at the end of the section:

Notwithstanding the foregoing, so long as the Company Board is required by applicable rules of the U.S. Securities and Exchange Commission or the listing standards of the New York Stock Exchange to have an audit committee composed of Independent Directors, the members of the audit committee of the Company Board shall be the four Independent Directors nominated in accordance with Section 4.02(c) and, notwithstanding any other provision of this Agreement, the audit committee shall have such powers and authority as required by the rules of the U.S. Securities and Exchange Commission or the listing standards of the New York Stock Exchange.

3.	Quorum and Approval Requirements. Section 4.06(d) of the Shareholders Agreement is hereby amended and restated in its entirety to read as follows:

(d) So long as each Board is composed of directors nominated in accordance with Section 4.02(a), (A) in the case of the Company Board, the presence in person or by proxy of at least 10 directors, including at least four AmBev Directors and four BAC Directors, shall be necessary to constitute a quorum for the transaction of business by the Company Board and the affirmative vote of at least 70% of the directors present at the meeting (in person or by proxy) shall be required for approving any action of the Company Board, and (B) in the case of any Subsidiary Board, except as otherwise approved by the Company Board, the presence in person or by proxy of at least a majority of the directors constituting the entire Subsidiary Board, including at least three AmBev Directors and three BAC Directors, shall be necessary to constitute a quorum for the transaction of business by such Subsidiary Board and the affirmative vote of a majority of the directors shall be required for any action of such Subsidiary Board, in each case except for those actions which, pursuant to Section 5.01, when applicable, require the affirmative vote of the AmBev Directors and the BAC Directors. So long as the Board is composed of directors nominated in accordance with Section 4.02(b), the presence in person or by electronic means of at least a majority of the directors constituting the entire Board, including at least two AmBev Directors and two BAC Directors, shall be necessary to constitute a quorum for the transaction of business by each Board and the affirmative vote of a majority of the directors, which majority shall include at least one Designated Director nominated by the Shareholder which has the Requisite Percentage, shall be required for any action of each Board except for those actions which, pursuant to Section 5.02, Section 5.03 or Section 5.04, when applicable, require the affirmative vote of the AmBev Directors or the BAC Directors, as the case may be.

4.	BAC and AmBev shall execute and deliver any other agreements, instruments or other documents and shall take all other lawful action reasonably requested by either of them in order to carry out and implement the agreements contained herein (including causing directors designated by them on the Company Board to cause the Company to act as contemplated hereby and amending the charter documents and bylaws of the Company and its subsidiaries to implement the agreements contained herein).

5.	Except as otherwise set forth herein or amended hereby, all provisions of the Shareholders Agreement will remain in full force and effect.

6.	This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State, except to the extent that the internal governance of the Company is governed by the laws of Luxembourg, in which case the laws of Luxembourg shall apply to such matter of internal governance. Any and all differences, controversies and disputes of any nature whatsoever arising out of or relating to this letter agreement shall be settled by arbitration in the manner prescribed in the Shareholders Agreement.

7.	This letter agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. An executed counterpart of this letter agreement delivered by fax shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

     IN WITNESS WHEREOF, the parties have duly executed this letter agreement as of the date first above written.

BEVERAGE ASSOCIATES (BAC) CORP.

By:	/s/ William Engels

	Name:	William Engels
	Title:	Director

COMPANHIA DE BEBIDAS DAS AMÉRICAS–AMBEV

By:	/s/ Joao Castro Neves

	Name:	Joao Castro Neves
	Title:	Finance Director

By:	/s/ Juan Vergara

	Name:	Juan Vergara
Title:

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer

By:	/s/ Gustavo Castelli

	Name:	Gustavo Castelli
	Title:	Chief Financial Officer

cc:	William Engels
Mark Bergman
Diane Kerr
David Mercado

Item 2

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-1826
FOR IMMEDIATE RELEASE

AMENDMENT TO EXISTING SHAREHOLDERS AGREEMENT

LUXEMBOURG – AUGUST 3, 2005 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (the “Company”) today announced that, in connection with the formation of the audit committee of four independent directors in compliance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the listing standards of the New York Stock Exchange (“NYSE”), the Company and its controlling shareholders, Beverage Associates (BAC) Corp. (“BAC”) and Companhia de Bebidas das Americas – AmBev (“AmBev”), have amended the existing shareholders agreement among Quinsa, BAC and AmBev. The amendments modify the quorum and voting requirements for meetings of the board of directors of the Company to reflect the inclusion of the four independent directors while maintaining the equal voting power of the other directors proposed for appointment by BAC and AmBev respectively, the joint control of all board decisions by such directors and the veto rights of these respective directors included in the original shareholders agreement, and reflects the establishment of the audit committee in compliance with the rules and regulations of the SEC and NYSE. A copy of the agreement has been submitted to the SEC (on a Form 6-K), the Luxembourg Stock Exchange and the Commission for the Supervision of the Financial Sector in Luxembourg.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that currently controls 87.63 percent of Quilmes International (Bermuda) Ltd. (“QIB”). Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell the AmBev brands in Argentina, Bolivia, Paraguay and Uruguay. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.quinsa.com or www.quinsa.com.ar

Forward-Looking Statements

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation

Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material, labor, equipment and transportation costs and availability, changes in customer orders, pricing actions by the Company's competitors, disagreements between the Company’s controlling shareholders and general changes in economic conditions. Risks associated with forward-looking statements are more fully described in the Company's filings with the Securities and Exchange Commission. The Company assumes no duty to update its outlook statements as of any future date.

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